November 20, 2019

Neil F. McFarlane
Chief Executive Officer
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, CA 94608

       Re: Adamas Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed November 7, 2019
           File No. 333-234570

Dear Mr. McFarlane:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that the forum selection provision in Article VII of your Amended and Restated
       Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise
 Neil F. McFarlane
Adamas Pharmaceuticals, Inc.
November 20, 2019
Page 2
      your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.



                                                            Sincerely,
FirstName LastNameNeil F. McFarlane
                                                            Division of
Corporation Finance
Comapany NameAdamas Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
November 20, 2019 Page 2
cc:       Brett White, Esq.
FirstName LastName